UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER

001-34259

CUSIP NUMBER

969203108

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Willbros Group, Inc.

Full Name of Registrant

Former Name if Applicable

4400 Post Oak Parkway, Suite 1000

Address of Principal Executive Office (Street and Number)

Houston, Texas 77027

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

The Company was unable to file, without unreasonable effort or expense, its Annual Report on Form 10-K for the year ended December 31, 2017 (the “Form 10-K”) on or before March 16, 2018. The Company has incurred significant operating losses in 2017, and as a result, has directed significant efforts towards an evaluation of strategic alternatives and obtaining covenant waivers or forbearance agreements related to its credit agreements. As a result, the Company requires additional time to finalize its financial statements and related disclosures, the results of which will be included in its Form 10-K.

The Company, with assistance from its financial advisors, is currently in the process of evaluating a number of strategic alternatives, in light of the significant operating losses during the year. These strategic alternatives include selling all, or substantially all, of its assets; seeking additional financing; or refinancing, recapitalizing, or restructuring all or a portion of its existing debt. In addition, the Company is currently in discussions with its lenders for waivers or forbearance agreements related to certain financial covenants and other items in its credit agreements. The Company will require additional liquidity from its lenders or other potential sources as its current liquidity is insufficient to cover its projected short-term operating needs. The outcome of these strategic alternatives could impact the Company’s financial statements and related disclosures included in its Form 10-K.

Absent covenant waivers or forbearance agreements, the Company does not expect to be in compliance with its Maximum Leverage Ratio and Minimum Interest Coverage Ratio under its 2014 Term Credit Agreement beginning with the period ending March 31, 2018, nor does the Company expect to be in compliance with certain provisions under its ABL Credit Facility, which expires on August 7, 2018. If its debt obligations were to be accelerated and the lenders demand repayment, the Company would not have sufficient liquidity to retire its existing debt obligations. Although the Company is working towards completing a strategic alternative, there can be no assurance that this event can be finalized. This uncertainty, along with the Company’s expected future non-compliance under its credit agreements and need for additional liquidity to cover its projected short-term operating needs, raises substantial doubt about the Company’s ability to continue as a going concern.

The Company intends to file its Form 10-K within the time period prescribed in Rule 12b-25 promulgated under the Securities Exchange Act of 1934.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jeffrey B. Kappel	713	403-8000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In addition to the matters discussed in Part III above, the Company expects its operating loss for the year ended December 31, 2017 to range from $85.0 million to $95.0 million. This operating loss is primarily driven by losses on three mainline pipeline construction projects in the Company’s Oil & Gas segment, as well as losses on several small-diameter pipeline construction projects in the Northeast.

The Company’s expectation regarding the timing of the filing of the 2017 Form 10-K and its anticipated operating loss and covenant non-compliance are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The financial information set forth herein consists of preliminary unaudited results, which will not be final until the Company files its audited financial statements in its Form 10-K. Actual results may differ materially from these preliminary unaudited results and forward-looking statements for a variety of reasons, including the occurrence of the risk factors listed in the Company’s periodic filings with the SEC.

Willbros Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 19, 2018	By	/s/ Jeffrey B. Kappel
Jeffrey B. Kappel
Senior Vice President and
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

6.	Interactive Data Submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (Section 232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 and Section 232.202 of this chapter).